[ACRT Letterhead]

August 23, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Steven Jacobs

Re:	ARC Corporate Realty Trust, Inc.

File No. 0-50727

In connection with its response to comments pertaining to its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the “Reports”), which comments are set forth in a letter from Steven Jacobs, Accounting Branch Chief, dated June 16, 2006, ARC Corporate Realty Trust, Inc. (the “Company”) acknowledges as follows:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Reports;

2.	SEC Staff comments or revisions to disclosure in the Reports in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the Reports; and

3.	The Company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

ARC CORPORATE REALTY TRUST, INC.

By:	/s/ Robert J. Ambrosi
Robert J. Ambrosi, President